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Securities and Exchange Commission
100 F Street N.W.
Washington D.C. 20549

Attention:	Michael Coco Office of International Corporate Finance

November 15, 2007

Re:	Republic of South Africa Amendment No. 1 to Registration Statement on Schedule B File 333-146334

Ladies and Gentlemen:

On behalf of the Republic of South Africa (the ‘‘Republic’’), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the ‘‘Amendment’’) to the Republic’s Registration Statement on Schedule B (the ‘‘Registration Statement’’).

This letter also responds to the November 5, 2007 letter that the staff (the ‘‘Staff’’) of the Securities and Exchange Commission (the ‘‘Commission’’) provided in respect of the Registration Statement. The Republic’s responses are as follows. For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Republic’s response.

Incorporation of Certain Documents by Reference, page 3

1.	Please include the Commission file numbers of the documents that you are incorporating by reference.

In response to this comment, the Republic has included the Commission file numbers of the documents that it is incorporating by reference.

Description of Debt Securities

United States Taxation, page 7

2.	As any material U.S. tax consequences should be discussed in this section, please revise to remove the word ‘‘certain’’ from the first sentence.

In response to this comment, the Republic has removed the word ‘‘certain’’ from the first sentence of this section.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a multinational limited liability partnership registered in England and Wales with registered number OC326345 including solicitors of the Supreme Court of England and Wales, members of the New York Bar and foreign legal consultants in New York. It is a law firm regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of LInklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

Further Information, page 16

3.	Please revise to include the Commission’s current address, 100 F Street N.W., Washington D.C. 20549.

In response to this comment, the Republic has revised to include the Commission’s current address.

If you have any questions regarding the foregoing responses or the Amendment or need any additional information, please do not hesitate to contact the undersigned at (212) 903-9014.

Yours sincerely

/s/ Jeffrey C. Cohen

Jeffrey C. Cohen
For and on behalf of
Linklaters LLP